UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)

SYNERGY STRIPS CORP.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

87165D 109

(CUSIP Number)

Gowan Private Equity Inc.

Dunhill Distribution Group, Inc.

Gowan Capital Inc.

Jack Ross

275 Canterbury Lane

Fall River, Nova Scotia B2T 1A4

(902) 237-1220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 87165D 109 Page 2 of 24

1.	Name of Reporting Person

Gowan Private Equity Inc.

2.	Check the Appropriate Box if a Member of a Group

a) ☒
b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

6.	Citizenship or Place of Organization

Fall River, Nova Scotia

	7.	Sole Voting Power

Number of		36,116,250
Shares
Beneficially	8.	Shared Voting Power
Owned By
Each Reporting		39,724,899
Person with
	9.	Sole Dispositive Power

		36,116,250

	10.	Shared Dispositive Power

		39,724,899

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,724,899

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

59.2%

14.	Type of Reporting Person

CO

CUSIP No. 87165D 109 Page 3 of 24

1.	Name of Reporting Person

Dunhill Distribution Group, Inc.

2.	Check the Appropriate Box if a Member of a Group

a) ☒
b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

6.	Citizenship or Place of Organization

Fall River, Nova Scotia

	7.	Sole Voting Power

Number of		3,208,649
Shares
Beneficially	8.	Shared Voting Power
Owned By
Each Reporting		39,724,899
Person with
	9.	Sole Dispositive Power

		3,208,649

	10.	Shared Dispositive Power

		39,724,899

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,724,899

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

59.2%

14.	Type of Reporting Person

CO

CUSIP No. 87165D 109 Page 4 of 24

1.	Name of Reporting Person

Gowan Capital Inc.

2.	Check the Appropriate Box if a Member of a Group

a) ☒
b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

6.	Citizenship or Place of Organization

Fall River, Nova Scotia

	7.	Sole Voting Power

Number of		400,000
Shares
Beneficially	8.	Shared Voting Power
Owned By
Each Reporting		39,724,899
Person with
	9.	Sole Dispositive Power

		400,000

	10.	Shared Dispositive Power

		39,724,899

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,724,899

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

59.2%

14.	Type of Reporting Person

CO

CUSIP No. 87165D 109 Page 5 of 24

1.	Name of Reporting Person

Jack Ross

2.	Check the Appropriate Box if a Member of a Group

a) ☒
b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not Applicable

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

6.	Citizenship or Place of Organization

Canada

	7.	Sole Voting Power

Number of		39,724,899
Shares
Beneficially	8.	Shared Voting Power
Owned By
Each Reporting		39,724,899
Person with
	9.	Sole Dispositive Power

		39,724,899

	10.	Shared Dispositive Power

		39,724,899

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,724,899

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

59.2%

14.	Type of Reporting Person

IN

CUSIP No. 87165D 109 Page 6 of 24

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock (the “Common Stock”), par value $0.00001 per share (each a “Share,” and collectively, the “Shares”) of Synergy Strips Corp., a Nevada Corporation (the “Issuer” or “Company”). The Issuer’s principal executive office is located at 865 Spring Street, Westbrook, Maine 04092.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the “Act”) on behalf of the following:

(i)	Gowan Private Equity Inc. (“Gowan PE”);

(ii)	Dunhill Distribution Group, Inc. (“Dunhill”);

(iii)	Gowan Capital Inc. (“Gowan Cap”); and

(iv)	Jack Ross. Mr. Ross is the sole director and the Chief Executive Officer of Dunhill. Mr. Ross is the sole officer and director of Gowan Cap. Mr. Ross is the sole officer and director of Gowan PE. Mr. Ross is the President, Chief Executive Officer, Chief Financial Officer and a director of the Issuer. Mr. Ross also is the sole officer and director of Pure Sports, Inc., Rio e Cigs Inc. and Kenek Brands Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The business address of the Reporting Persons is 275 Canterbury Lane, Fall River, Nova Scotia B2T 1A4.

(c)	The principal business of Synergy Strips Corp. is marketing and distributing consumer-branded products through various distribution channels, primarily in the health and wellness industry.

(d) – (e)	During the last five years, no Reporting Person: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Gowan PE, Dunhill and Gowan Cap are each a Nova Scotia corporation. Jack Ross is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons beneficially own an aggregate of 39,724,899 Shares.

CUSIP No. 87165D 109 Page 7 of 24

Item 4.	Purpose of Transaction

Gowan PE acquired its Shares in two separate transactions for which negotiations began and terms were agreed to simultaneously. The first was on April 19, 2015, in a private purchase of the Shares, using working capital, and the second was on May 21, 2015, in a private purchase of Shares, also using working capital. Gowan Cap acquired its Shares on January 20, 2015 as a result of a private purchase from the Company pursuant to a subscription agreement. Dunhill acquired its Shares on April 21, 2014 as a result of the acquisition by the Issuer of the Synergy Strips business.

The acquisition of the Issuer’s securities by the Reporting Persons was for investment purposes and, other than as described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of Issuer’s subsidiaries; (iv) any change in the present board of directors or management of Issuer; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in Issuer’s business or corporate structure; (vii) changes in Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

The Reporting Persons, individually or collectively, may further acquire, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as the Reporting Persons deem advisable to benefit from changes in market prices of such Shares, changes in the Company’s operations, business strategy or prospects, or from the sale or merger of the Company.

The Reporting Persons reserve the right to formulate other plans and take such actions with respect to the Reporting Persons’ Shares, including any or all of the actions set forth in clauses (i) through (x) of Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by the Reporting Persons, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change the Reporting Persons’ plans relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 67,095,187 Shares outstanding as of May 15, 2015 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and filed on May 15, 2015.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 87165D 109 Page 8 of 24

(c)	The only transactions in the Shares effected within the past sixty days by a Reporting Person were (i) the purchase by Gowan PE of 16,522,500 Shares on April 19, 2015 in a privately negotiated purchase for an aggregate purchase price of $200,000, (ii) the purchase by Gowan PE of 17,452,500 Shares on May 21, 2015 in a privately negotiated purchase for an aggregate purchase price of $8,652.17, and (iii) the purchase by Gowan PE of 2,718,750 Shares on May 21, 2015 in a privately negotiated purchase for an aggregate purchase price of $1,347.83.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of from, or the proceeds from the sale of, any Shares beneficially owned by a Reporting Person.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certain stockholders of the Issuer entered into a Stock Purchase Agreement with Gowan PE, effective as of April 19, 2015, pursuant to which Gowan PE will purchase 7,953,750 Shares for an aggregate purchase price of $200,000 on October 19, 2015. Certain related stockholders sold the 16,522,500 Shares to Gowan PE on April 19, 2015, which acquisition is reported in the Schedule 13D. Gowan PE intends to acquire additional shares of common stock but has no effective agreement to do so at this time.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2:	Form of Stock Purchase Agreement, effective as of April 19, 2015 by and among Gowan Private Equity Inc. and certain stockholders of Synergy Strips Corp., identified on Exhibit A thereto.

Exhibit 3:	Form of Stock Purchase Agreement, effective as of May 21, 2015 by and among Gowan Private Equity Inc. and certain stockholders of Synergy Strips Corp., identified on Exhibit A thereto.

CUSIP No. 87165D 109 Page 9 of 24

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2015	GOWAN PRIVATE EQUITY INC.

	By:	/s/ Jack Ross
	Name:	Jack Ross
	Title:	CEO and President

GOWAN CAPITAL INC.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	CEO and President

DUNHILL DISTRIBUTION GROUP, INC.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	CEO and President

JACK ROSS

By:	/s/ Jack Ross
Name:	Jack Ross

CUSIP No. 87165D 109 Page 10 of 24

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 22, 2015	GOWAN PRIVATE EQUITY INC.

	By:	/s/ Jack Ross
	Name:	Jack Ross
	Title:	CEO and President

GOWAN CAPITAL INC.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	CEO and President

DUNHILL DISTRIBUTION GROUP, INC.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	CEO and President

JACK ROSS

By:	/s/ Jack Ross
Name:	Jack Ross

CUSIP No. 87165D 109 Page 11 of 24

EXHIBIT 2

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the “Agreement”) is made effective as of April 19, 2015, by and among Gowan Private Equity Inc., a Nova Scotia corporation (the “Buyer”), and the entities set forth on Exhibit A attached hereto (the “Sellers” and each individually, a “Seller”), stockholders of Synergy Strips Corp., a Nevada corporation (the “Corporation”).

RECITALS

A.	The Sellers collectively own Twenty-Four Million Four Hundred Seventy-Six Thousand Two Hundred Fifty (24,476,250) shares of the common stock of the Corporation (the “Shares”).

B.	The Buyer desires to purchase the Shares from the Sellers for a total aggregate purchase price of $400,000.00 (the “Purchase Price”), subject to the terms and conditions hereinafter set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows.

1.	Sale and Purchase of Shares.

(a) On April 19, 2015 (the “First Closing Date”), the Sellers will sell to the Buyer, and the Buyer will purchase from the Sellers, Sixteen Million Five Hundred Twenty Two Thousand Five Hundred Shares (16,522,500) (the “First Closing Shares”) and Buyer will tender $200,000.00 (half of the Purchase Price), which portion of the Purchase Price will be made payable to Silverton SA - GTS as agent for the Sellers.

(b) On October 19, 2015 (the “Second Closing Date”), the Sellers will sell to the Buyer, and the Buyer will purchase from the Sellers, Seven Million Nine Hundred Fifty-Three Thousand Seven Hundred Fifty Shares (7,953,750) (the “Second Closing Shares”) and Buyer will tender $200,000.00 (half of the Purchase Price), which portion of the Purchase Price will be made payable to Silverton SA - GTS as agent for the Sellers.

CUSIP No. 87165D 109 Page 12 of 24

2.	Closings.

(a) The closing of the sale and purchase of the Shares (each a “Closing”) shall take place remotely via the exchange of signatures and documents on the dates specified above (each a “Closing Date”), or at such other time as the parties shall agree upon either orally or in writing.

(b) At the Closing, the Sellers will deliver to the Buyer this executed Agreement and, on the Second Closing Date, the Second Closing Shares. Sellers represent and warrant that they have previously delivered the First Closing Shares to Buyer.

(c) The “Power of Attorney to Transfer Securities”, “Resolution to Transfer Securities” and “Purchase and Sale Agreement” previously executed by each Seller with respect to such Seller’s portion of the Shares is hereby expressly ratified, authorized and acknowledged by each Seller to be effective and Buyer is directed and authorized to insert its name as transferee.

3.	Representations by Seller. In connection with the sale of the Shares to the Buyer, each Seller represents to the Buyer as follows.

(a) Seller has all requisite legal or other power and authority to enter into this Agreement, to sell and deliver the Shares to be sold by Seller hereunder and to carry out and perform Seller’s obligations under the terms of this Agreement.

(b) All action on the part of Seller necessary for the authorization, execution, delivery and performance of Seller’s obligations under this Agreement and any document contemplated hereby, and the assignment, sale and delivery of the Shares to be delivered by Seller hereunder has been taken prior to the execution hereof. This Agreement, when executed and delivered by Seller, will constitute Seller’s valid and binding obligation in accordance with its terms.

(c) The execution and delivery by Seller of this Agreement, and the consummation of the transactions contemplated hereby and thereby, and compliance with the terms and conditions hereof and thereof, and the sale and transfer of the Shares pursuant hereto does not and will not breach, conflict with, or result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, or result in the creation or imposition of any lien of any nature whatsoever upon any of the properties or assets of Seller under (i) any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, commitment, permit, agreement, understanding, instrument or obligation or other arrangement to which Seller is a party or by which Seller may be bound or affected, or (ii) any judgment, order, writ, injunction or any decree, or any statute, law, ordinance, rule or regulation applicable to Seller or any of Seller’s properties or assets.

(d) Seller represents and warrants that Seller has sufficient knowledge and experience in financial, business and tax matters (or has consulted with professional advisors who have such knowledge and expertise) as to be capable of evaluating the sale of the Shares and to make an informed decision with respect thereto.

CUSIP No. 87165D 109 Page 13 of 24

(e) Seller is the sole owner of the Shares free and clear of all liens, claims, encumbrances and restrictions of any kind, and the Shares represent all of the Seller’s equity interest in the Corporation.

(f) Seller is not subject to any restraint or limitation upon the sale of Shares and no consents from any person were or are required for the transfer hereunder.

(g) Seller is aware of the Company’s business affairs and financial condition.

(h) Seller agrees that the purchase price set forth herein is fair and adequate compensation based on all relevant facts and circumstances.

(i) Seller acknowledges that, following the Closing, Seller has no further claim on the Shares whatsoever.

(j) Seller has reviewed with his own tax advisors the federal, state, local and foreign tax consequences of the sale of the Shares. The Seller has relied solely on such advisors and not on any statements or representations of the Buyer, the Corporation or any of their respective agents for the federal, state, local and foreign tax consequences to the Seller that may result from the sale of the Shares at the Closing. The Seller understands that it is responsible for any tax liability of the Seller that may arise as a result of the sale of the Shares at the Closing.

4.	Representations by Buyer. In connection with the purchase of the Shares from the Seller, the Buyer represents to the Seller as follows.

(a) Buyer has all requisite legal or other power and authority to enter into this Agreement, to purchase the Shares to be purchased by the Buyer hereunder and to carry out and perform Buyer’s obligations under the terms of this Agreement.

(b) All action on the part of Buyer necessary for the authorization, execution, delivery and performance of Buyer’s obligations under this Agreement and any document contemplated hereby has been taken prior to the execution hereof. This Agreement, when executed and delivered by Buyer, will constitute Buyer’s valid and binding obligation in accordance with its terms.

(c) Buyer has sufficient knowledge and experience in financial, business and tax matters (or has consulted with professional advisors who have such knowledge and expertise), and has had full access to the records of the Corporation with respect thereto, as to be capable of evaluating the acquisition of the Shares and to make an informed decision with respect thereto.

(d) Buyer has relied upon that certain Attestation of Counsel, attached hereto as Exhibit B, in making its decision to enter into this Agreement.

CUSIP No. 87165D 109 Page 14 of 24

5.	Indemnification. Each Party hereto agree to indemnify and hold harmless the other Party against and from any and all claims, damages, liability, loss and rights of recovery (civil and criminal, to the extent, if any, legally assignable), including attorney's fees and costs suffered or incurred by the indemnified party by reason of any untrue representation, breach of warranty or nonfulfillment of any covenant by the indemnifying party contained herein or in any certificate, document or instrument delivered pursuant hereto or in connection herewith.

6.	Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, between the parties with respect thereto.

7.	Survival of Representations and Warranties. All representations and warranties made in this Agreement, or any other instrument or document delivered in connection herewith or therewith, shall survive the execution and delivery hereof or thereof.

8.	Binding and Successors. The provisions of this Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their heirs, successors and assigns.

9.	Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

[Signature page follows immediately]

CUSIP No. 87165D 109 Page 15 of 24

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the day and year first set forth above.

BUYER:	GOWAN PRIVATE EQUITY INC.

By:
	Name:	Jack Ross
	Title:	CEO and President

SELLERS:	MORRIS CAPITAL, INC.

By:
	Name:	Robert Harris
	Title:	President

EUROPA CAPITAL AG

By:
Name:	Jowel Quintana
Title:	President

MARIPOSA ACOSIADOS SA

By:
Name:	Mark Anthony Cruz
Title:	CEO

PARMA SECURITIES LTD

By:
Name:	Justiniand Espiritu
Title:	President

SIENNA INSTITUTE INC.

By:
Name:	Jose Santos
Title:	Managing Director

WOLF BAY CORP.

By:
Name:	Franklin Suelo
Title:	President

CUSIP No. 87165D 109 Page 16 of 24

EXHIBIT A

Name of Seller	Number of Shares of Common Stock to be Purchased
MORRIS CAPITAL INC.	2,422,500
EUROPA CAPITAL AG	2,950,000
MARIPOSA ACOSIADOS SA	2,900,000
PARMA SECURITIES LTD	2,850,000
SIENNA INSTITUTE INC.	2,750,000
WOLF BAY CORP.	2,650,000

Total

CUSIP No. 87165D 109 Page 17 of 24

EXHIBIT 3

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the “Agreement”) is made effective as of 21st of May, 2015, by and among Gowan Private Equity Inc., a Nova Scotia corporation (the “Buyer”), and the individuals set forth on Exhibit A attached hereto (the “Sellers” and each individually, a “Seller”), stockholders of Synergy Strips Corp., a Nevada corporation, formerly known as Oro Capital Corporation (the “Corporation”).

RECITALS

A.	The Sellers were stockholders in Oro Capital Corporation, a Nevada corporation (“Oro”).

B.	On April 21, 2014, Oro merged with and into the Corporation (the “Merger”).

C.	Following the Merger, the Sellers collectively own Seventeen Million Four Hundred Fifty Two Thousand Five Hundred (17,452,500) shares of the common stock of the Corporation (the “Shares”).

D.	The Buyer desires to purchase the Shares from the Sellers for a total aggregate purchase price of US $8,652.17 (the “Purchase Price”), effective as of the date hereof, subject to the terms and conditions hereinafter set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows.

1. Sale and Purchase of Shares. On the Closing Date (as defined below), the Sellers will sell to the Buyer, and the Buyer will purchase from the Sellers, the Shares, for the Purchase Price, which Purchase Price shall be distributed to each Seller in accordance with the allocations set forth on Exhibit A attached hereto.

2. Closing.

(a) The closing of the sale and purchase of the Shares (the “Closing”) shall take place remotely via the exchange of signatures and documents at 10:00 a.m. EDT on the date hereof (the “Closing Date”), or at such other time as the parties shall agree upon either orally or in writing.

CUSIP No. 87165D 109 Page 18 of 24

(b) At the Closing, the Sellers will deliver to the Buyer this executed Agreement and, the Notarial Authentication Certificate (for authentication of documents executed in RSA for use outside of RSA) in substantially the form attached hereto as Exhibit B.

(c) The “Power of Attorney to Transfer Bonds-Shares” and “Power of Attorney to Transfer Securities” dated November 2013 or December 2013 and executed by each Seller with respect to such Seller’s portion of the Shares, as adjusted for any and all stock splits, is hereby expressly authorized and acknowledged by each Seller to be effective and Buyer is instructed to insert its name as transferee.

3. Representations by Seller. In connection with the sale of the Shares to the Buyer, each Seller represents to the Buyer as follows.

(a) Seller has all requisite legal or other power and authority to enter into this Agreement, to sell and deliver the Shares to be sold by Seller hereunder and to carry out and perform Seller’s obligations under the terms of this Agreement.

(b) All action on the part of Seller necessary for the authorization, execution, delivery and performance of Seller’s obligations under this Agreement and any document contemplated hereby, and the assignment, sale and delivery of the Shares to be delivered by Seller hereunder has been taken prior to the execution hereof. This Agreement, when executed and delivered by Seller, will constitute Seller’s valid and binding obligation in accordance with its terms.

(c) The execution and delivery by Seller of this Agreement, and the consummation of the transactions contemplated hereby and thereby, and compliance with the terms and conditions hereof and thereof, and the sale and transfer of the Shares pursuant hereto does not and will not breach, conflict with, or result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, or result in the creation or imposition of any lien of any nature whatsoever upon any of the properties or assets of Seller under (i) any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, commitment, permit, agreement, understanding, instrument or obligation or other arrangement to which Seller is a party or by which Seller may be bound or affected, or (ii) any judgment, order, writ, injunction or any decree, or any statute, law, ordinance, rule or regulation applicable to Seller or any of Seller’s properties or assets.

(d) Seller represents and warrants that Seller has sufficient knowledge and experience in financial, business and tax matters (or has consulted with professional advisors who have such knowledge and expertise) as to be capable of evaluating the sale of the Shares and to make an informed decision with respect thereto.

(e) Seller is the sole owner of the Shares free and clear of all liens, claims, encumbrances and restrictions of any kind, and the Shares represent all of the Seller’s equity interest in the Corporation.

CUSIP No. 87165D 109 Page 19 of 24

(f) Seller is not subject to any restraint or limitation upon the sale of Shares and no consents from any person were or are required for the transfer hereunder.

(g) Seller is aware of the Company’s business affairs and financial condition.

(h) Seller agrees that the purchase price set forth herein is fair and adequate compensation based on all relevant facts and circumstances.

(i) Seller acknowledges that, following the Closing, Seller has no further claim on the Shares whatsoever.

(j) Seller has reviewed with his own tax advisors the federal, state, local and foreign tax consequences of the sale of the Shares. The Seller has relied solely on such advisors and not on any statements or representations of the Buyer, the Corporation or any of their respective agents for the federal, state, local and foreign tax consequences to the Seller that may result from the sale of the Shares at the Closing. The Seller understands that it is responsible for any tax liability of the Seller that may arise as a result of the sale of the Shares at the Closing.

4. Representations by Buyer. In connection with the purchase of the Shares from the Seller, the Buyer represents to the Seller as follows.

(a) Buyer has all requisite legal or other power and authority to enter into this Agreement, to purchase the Shares to be purchased by the Buyer hereunder and to carry out and perform Buyer’s obligations under the terms of this Agreement.

(b) All action on the part of Buyer necessary for the authorization, execution, delivery and performance of Buyer’s obligations under this Agreement and any document contemplated hereby has been taken prior to the execution hereof. This Agreement, when executed and delivered by Buyer, will constitute Buyer’s valid and binding obligation in accordance with its terms.

(c) Buyer has sufficient knowledge and experience in financial, business and tax matters (or has consulted with professional advisors who have such knowledge and expertise), and has had full access to the records of the Corporation with respect thereto, as to be capable of evaluating the acquisition of the Shares and to make an informed decision with respect thereto.

5. Indemnification. Each Party hereto agree to indemnify and hold harmless the other Party against and from any and all claims, damages, liability, loss and rights of recovery (civil and criminal, to the extent, if any, legally assignable), including attorney's fees and costs suffered or incurred by the indemnified party by reason of any untrue representation, breach of warranty or nonfulfillment of any covenant by the indemnifying party contained herein or in any certificate, document or instrument delivered pursuant hereto or in connection herewith.

6. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, between the parties with respect thereto.

CUSIP No. 87165D 109 Page 20 of 24

7. Survival of Representations and Warranties. All representations and warranties made in this Agreement, or any other instrument or document delivered in connection herewith or therewith, shall survive the execution and delivery hereof or thereof.

8. Binding and Successors. The provisions of this Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their heirs, successors and assigns.

9. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

[Signature page follows immediately]

CUSIP No. 87165D 109 Page 21 of 24

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the day and year first set forth above.

BUYER:	GOWAN PRIVATE EQUITY INC.

By:
	Name:	Jack Ross
Title:

SELLERS:
	Name:	Phelisa Tshikila

	Name:	Ernest Cedras

	Name:	Erick Zana

	Name:	Lewellyn Michaels

	Name:	Warren Sipongo

	Name:	Brendon Leonard

	Name:	Edmond Cupido

	Name:	Pieter Lucas

	Name:	Pieter Wewers

	Name:	Filichiano Vries

CUSIP No. 87165D 109 Page 22 of 24

SELLERS:
	Name:	Marshall Koopman

	Name:	Edward McCallum

	Name:	Philip Beauzick

	Name:	Sebastion Denver Andrews

	Name:	Bryan Leonard

	Name:	Gerald James Kamm

	Name:	Dirkie Mouers

	Name:	Rozane Plaatjies

	Name:	Eddie Monigan

	Name:	Daniel Ruiters

	Name:	Estiaan James Windwaai

	Name:	Denzil Michaels

CUSIP No. 87165D 109 Page 23 of 24

EXHIBIT A

Name of Seller	Stock Certificate Number(s)	Number of Shares of Common Stock to be Purchased, as Adjusted for Stock Splits	Aggregate Purchase Price
Phelisa Tshikila	2, 75	750,000	$371.82
Ernest Cedras	5, 52	750,000	$371.82
Erick Zana	6, 80	562,500	$278.86
Lewellyn Michaels	7, 63	1,125,000	$557.72
Warren Sipongo	9, 74	750,000	$371.82
Brendon Leonard	12, 57	750,000	$371.82
Edmond Cupido	13, 54	750,000	$371.82
Pieter Lucas	14, 59	750,000	$371.82
Pieter Wewers	17, 77	750,000	$371.82
Filichiano Vries	19, 76	1,125,000	$557.72
Marshall Koopman	20, 56	750,000	$371.82
Edward McCallum	22, 60	750,000	$371.82
Philip Beauzick	23, 49	562,500	$278.86
Sebastion Denver Andrews	24, 39	577,500	$286.30
Bryan Leonard	25, 58	750,000	$371.82
Gerald James Kamm	26, 55	750,000	$371.82
Dirkie Mouers	28, 66	562,500	$278.86
Rozane Plaatjies	29, 71	562,500	$278.86
Eddie Monigan	34, 65	750,000	$371.82
Daniel Ruiters	35, 73	1,125,000	$557.72
Estiaan James Windwaai	36, 79	1,125,000	$557.72
Denzil Michaels	37, 62	1,125,000	$557.72

Total		17,452,500	$8,652.17

CUSIP No. 87165D 109 Page 24 of 24

EXHIBIT B

Notarial Authentication Certificate (for authentication of documents executed in RSA for use outside of RSA